

April 30, 2021

Chunning Wang
Chief Executive Officer
Lion Group Holding Ltd.
Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay, Hong Kong

> **Re: Lion Group Holding Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 13, 2021**
> **File No. 333-255202**

Dear Mr. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance